Priority Technology Holdings, Inc.

2001 Westside Parkway

Suite 155

Alpharetta, GA 30004

VIA EDGAR

December 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Priority Technology Holdings, Inc.
Registration Statement on Form S-3 (Reg. No. 333-283519)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Priority Technology Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on December 11, 2024, or as soon as practicable thereafter. The Company hereby authorizes James Stevens at Troutman Pepper Hamilton Sanders LLP, the Company’s outside legal counsel, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Stevens at (404) 885-2305.

Thank you for your assistance in this matter.

Very truly yours,

Priority Technology Holdings, Inc.

/s/ Thomas C. Priore
Thomas C. Priore
President, Chief Executive Officer and Chairman

cc:	James Stevens